January 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jessica Ansart
Re:	BIOLASE, Inc.
Registration Statement on Form S-1
File No. 333-268528 Withdrawal of Acceleration Request Resubmission of Acceleration Request

Ladies and Gentlemen:

Please refer to the acceleration request (the “Prior Acceleration Request”) submitted on January 4, 2023 (requesting effectiveness on January 5, 2023) by BIOLASE, Inc. (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, with respect to the Registrant’s registration statement on Form S-1 (Registration Number 333-268528 (as amended, the “Registration Statement”).

Withdrawal of Acceleration Request

The Registrant hereby formally withdraws the Prior Acceleration Request.

Resubmission of Acceleration Request

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 P.M. Eastern Time, on January 9, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Istvan Hajdu of Sidley Austin LLP, counsel to the Registrant, at (212) 839-5651.

Very truly yours,

By:	/s/ Michael Carroll
Michael Carroll
Secretary BIOLASE, Inc.

cc:	John R. Beaver, Chief Executive Officer
Jennifer Bright, Chief Financial Officer
Michael Carroll, Secretary Beth Berg, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
David E. Danovitch, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP